Filed Pursuant to Rule 425 of the Securities Act of 1933
                                                       Filer: Dime Bancorp, Inc.
                                             Subject Company: Dime Bancorp, Inc.
                          Dime Bancorp, Inc. Exchange Act File Number: 001-13094



Dime Bancorp Statement Regarding North Fork's Exchange Offer

NEW YORK--(BUSINESS WIRE)--March 15, 2000--Dime Bancorp, Inc. (NYSE: DME - news) today issued the following statement regarding the exchange offer filed by North Fork Bancorporation, Inc. (NYSE: NFB - news):

"We are deeply disappointed that North Fork has chosen to proceed with an offer that has already been unanimously rejected, both strategically and financially, by Dime's board of directors. The offer is disruptive, inadequate and clearly not in the best interests of Dime shareholders. As noted in North Fork's filing, we held prior discussions about a potential merger of Dime and North Fork. These discussions occurred two years ago. We mutually decided a combination did not make sense. Nothing has changed. We continue to have grave concerns about the consequences of North Fork's hostile offer on our shareholders, customers and the communities we serve.

"Just as important, we believe North Fork shareholders should be concerned about the effects of their management's hostile actions on North Fork. We believe North Fork's shareholders, customers and communities would feel the devastating effect of a hostile bust-up just as deeply.

"We again reiterate our call to North Fork to abandon this misguided attempt. We also ask North Fork shareholders to ask what are the real intentions of their management, which we believe are simply to diminish competition and eliminate a strong competitor."

The Dime Savings Bank of New York, FSB (www.dime.com), is a regional bank currently serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage-banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

Investors and security holders are advised to read Dime's proxy statement with respect to the proposed Dime and Hudson merger, and any amendments or supplements thereto when they become available, and any solicitation recommendation statement regarding North Fork's proposal when it becomes available, because each of these documents, filed with the


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Securities and Exchange Commission, contains, or will contain, important information. Investors and security holders may obtain a free copy of these documents currently available and such others when available and other documents filed by Dime with the SEC at the SEC's Internet web site at www.sec.gov. These documents may also be obtained for free from Dime by directing such requests to:
Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, New York, telephone: (212) 326-6170.


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Contact:

     Dime Bancorp, Inc., New York
     Franklin Wright, 212/326-6170
            or
     Abernathy MacGregor Group, New York
     Mike Pascale, 212/371-5999